

Mail Stop 3561

July 2, 2009

John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

> **Re: Buckeye Technologies Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **Response Letter Dated June 24, 2009**
> **Filed June 24, 2009**
> **File No. 001-14030**

Dear Mr. Crowe:

We have reviewed your filing and response letter and have the following comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

1.   We understand from your response to our letter dated June 10, 2009, that you believe the costs to be incurred associated with the Fenholloway agreement do not constitute a loss contingency under SFAS 5 because you believe the costs are eligible for capitalization under EITF 90-8. Regardless of the costs' eligibility for capitalization under EITF 90-8, which does not address when to recognize liabilities related to environmental contamination treatment costs or the measurement of those liabilities, you should determine whether an accrual for environmental remediation liabilities is required by assessing the criteria within

paragraph 8 of SFAS 5. In this regard, you should record a liability if: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (b) the amount of the loss can be reasonably estimated. Please provide us with your analysis under SFAS 5 for each of the requirements under the Fenholloway Agreement that addresses whether the costs are probable and estimable. Refer to Chapter 5 of SOP 96-1 for additional guidance.

2.   We note from your response that you believe that costs to restore certain wetlands and provide oxygen enrichment may be capitalized. Please tell us why you believe each of these costs meet one of the three criteria within EITF 90-8 for capitalization. In addition, tell us the amount of costs incurred to-date that you have capitalized related to these two requirements under the Fenholloway Agreement. In your response, analogize the two requirements to examples on the application of EITF 90-8 that are in Exhibit 90-8A.

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As appropriate, please respond to the comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services